Filed by Texas United Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gateway Holding Company, Inc.

Commission File No. 000-49928

In connection with the proposed merger of Gateway Holding Company, Inc. (“Gateway”) into Texas United Bancshares, Inc. (“Texas United”), Texas United will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of Gateway. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Gateway and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GNB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and Gateway may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Texas United’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by Texas United, which is available on its web site and at the address provided in the preceding paragraph.

202 West Colorado ♦ P.O. Box B La Grange, Texas 78945 News Release For Information Contact: Don Stricklin, 979.968.7214

Texas United Bancshares Appoints New CFO

LA GRANGE, Texas, July 6, 2005—Texas United Bancshares, Inc. (Nasdaq: TXUI), a community banking organization and the parent company of State Bank, La Grange, Texas and GNB Financial, n.a., Gainesville, Texas, announced today the appointment of Jeff Wilkinson as Chief Financial Officer of Texas United, effective

July 5, 2005. Thomas N. Adams, who previously served as Chief Financial Officer of Texas United, will continue to provide financial, accounting and operational services to Texas United.

During his extensive career in financial services, Mr. Wilkinson served as chief operating officer of Gateway Bancshares in St. Louis, Missouri; chief financial officer of Stockmens Financial Corporation in Overland Park, Kansas, and in several management positions at UMB Bank NA, headquartered in Kansas City, Missouri. Most recently, Mr. Wilkinson was the director of new business development at McGladrey and Pullen, a subsidiary of H&R Block and the fifth largest accounting and consulting firm in the U.S., where he was responsible for expanding that firm’s reach into the St. Louis market. Mr. Wilkinson is a certified public accountant and has been active in civic affairs in St. Louis and Kansas City, where he previously resided.

L. Don Stricklin, President and CEO of Texas United, commented, “We are pleased to welcome Jeff to our organization. He brings a unique combination of operating and financial expertise to this increasingly complex position. Jeff is an important addition to our management team; his appointment will enhance our ability to continue our growth and enhance our financial performance.”

Texas United Bancshares, Inc. is a registered financial holding company listed on the NASDAQ National Market under the symbol “TXUI.” Texas United operates through two wholly-owned subsidiary banks, State Bank and GNB Financial, n.a., which offer a complete range of banking services through 27 full-service banking centers located in central and south central Texas and in areas north and south of the Dallas-Fort Worth metroplex. In addition, State Bank operates five mortgage loan production offices and 13 limited service branches located in Houston, San Antonio and Austin through State Bank and its wholly-owned subsidiary, Community Home Loan.

Forward-Looking Statements

Except for historical information, certain of the matters discussed in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets Texas United serves may be less favorable than expected which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in the interest rate environment which could reduce Texas United’s net interest margin; acquisition integration may be more difficult than anticipated; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in accounting principles, policies or guidelines. All written or oral forward-looking statements are expressly qualified in their entirety by these cautionary statements. Please also read the additional risks and factors described from time to time in Texas United’s reports and registration statements filed with the Securities and Exchange Commission. We disclaim any obligation to update or revise any forward-looking statements contained in this release.

SOURCE Texas United Bancshares, Inc.

Don Stricklin of Texas United Bancshares, Inc., +1-979-968-7261